 Filed Pursuant to Rule 253(g)(2)
File No. 024-11118

RED OAK CAPITAL FUND IV, LLC

SUPPLEMENT NO. 2 DATED AUGUST 6, 2020
TO THE OFFERING CIRCULAR DATED JANUARY 29, 2020

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Fund IV, LLC (“we,” “our” or “us”), dated January 29, 2020 and filed by us with the Securities and Exchange Commission, or the Commission, on January 30, 2020, and as supplemented by the Supplement No. 1 dated March 25, 2020, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

This Supplement No. 2 revises the Offering Circular by providing the following update:

Effective August 1, 2020, upon receipt of Mr. Chip Cummings’ resignation as Chief Executive Officer of the Sponsor, the Board designated Mr. Gary Bechtel as Chief Executive Officer of the Sponsor and Mr. Cummings as the President of the Sponsor. Mr. Bechtel’s biographical information is included below. In addition, the members of the Sponsor, effective August 1, 2020, increased the size of the Board from three to five managers and appointed Mr. Bechtel and Mr. Jason Anderson to the Board. The Board is now comprised of the following individuals: Gary Bechtel, Chip Cummings, Joseph Elias, Kevin Kennedy and Jason Anderson. Mr. Anderson will also continue his role as Chief Financial Officer of the Sponsor.

Gary Bechtel, Chief Executive Officer and a member of the board of managers for our Sponsor. Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining the Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO). Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self storage and manufactured housing. He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.